SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K



  X        ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
-----      ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).


For the fiscal year ended December 31, 2008
                          ----------------------------------------------


                                       OR

           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-----      EXCHANGE ACT OF 1934 (NO FEE REQUIRED).


For the transition period from                      to
                              ----------------------   -----------------------


                        Commission File Number 000-31957


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


        First Federal of Northern Michigan Employees' Savings and Profit
                              Sharing Plan & Trust


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                First Federal of Northern Michigan Bancorp, Inc.

                              100 S. Second Avenue

                             Alpena, Michigan 49707

                                      INDEX


                                                                                          Page
                                                                                          ----

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS                                1 - 2

FINANCIAL STATEMENTS

  Statement of Net Assets Available for Benefits                                             3

  Statement of Changes in Net Assets Available for Benefits                                  4

  Notes to Financial Statements                                                         5 - 10

SCHEDULE*

  Schedule I - Schedule of Assets Held at End of Year as of December 31, 2008 -
  Form 5500, Schedule H, Part IV, line 4i                                                   11



  * Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Participants and Trustees of
First Federal of Northern Michigan Employees' Savings and Profit Sharing Plan


We have audited the accompanying statement of net assets available for benefits of First Federal of Northern Michigan Employees' Savings and Profit Sharing Plan ("the Plan") as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of First Federal of Northern Michigan Employees' Savings and Profit Sharing Plan as of December 31, 2007 were audited by other auditors whose report dated June 17, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        /s/ Plante & Moran, PLLC


Auburn Hills, Michigan
June 29, 2009

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM



To the Participants, the Executive Committee and the Trustees of First Federal of Northern Michigan Employees'
Savings and Profit Sharing Plan
Alpena, Michigan

We have audited the accompanying statements of net assets available for benefits of the First Federal of Northern Michigan Employees' Savings and Profit Sharing Plan ("the Plan"), as of December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, in conformity with U.S. generally accepted accounting principles.


/s/ Straley, Ilsley & Lamp P.C.



June 17, 2008

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                 Statements of Net Assets Available For Benefits

--------------------------------------------------------------------------------



                                                                                              December 31,
                                                                                   -----------------------------------
Assets                                                                                   2008              2007
                                                                                   ----------------- -----------------

Participant directed investments, at fair value (Notes 2, 3 and 8)
   Cash                                                                              $      3,854      $     18,859
   Pooled separate accounts                                                             1,082,963         1,521,689
   Common stock (First Federal of Northern Michigan Bancorp, Inc.)                         75,275           321,381
   Common collective trust                                                                263,975           253,941
   Participant loans                                                                      181,405            95,818
                                                                                   ----------------- -----------------
         Total investments, at fair value                                               1,607,472         2,211,688
Receivables:
   Employer's profit sharing contribution                                                  60,323           119,882
                                                                                   ----------------- -----------------
Total assets                                                                            1,667,795         2,331,570

Liabilities                                                                                   154                 -
                                                                                   ----------------- -----------------
Net assets available for benefits, at fair value                                        1,667,641         2,331,570
Adjustment from fair value to contract value for common collective trust
   that invests in fully benefit-responsive investment contracts                           12,928             1,649
                                                                                   ----------------- -----------------
Net assets available for benefits                                                    $  1,680,569      $  2,333,219
                                                                                   ================= =================

The accompanying notes are an integral part of the financial statements.

                                      -4-
                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

            Statement of Changes in Net Assets Available for Benefits

--------------------------------------------------------------------------------


Additions                                                                                        Year Ended
Additions in net assets attributed to:                                                        December 31, 2008
                                                                                -------------------------------------------------
   Investment income:
      Net depreciation in fair value of investments (Note 3)                                  $      (912,139)
      Dividend and interest income                                                                     23,309
                                                                                              ------------------
                                                                                                     (888,830)
                                                                                              ------------------
   Contributions:
      Participants'
         Salary deferral                                                                              214,949
         Rollovers                                                                                     14,585
      Employer's
         Matching                                                                                      79,623
         Profit sharing                                                                                60,323
                                                                                              ------------------
            Total contributions                                                                       369,480
                                                                                              ------------------
Total additions, net of investment losses                                                            (519,350)
                                                                                              ------------------
Deductions
Deductions from net assets attributed to:
   Benefits paid to participants                                                                      117,534
   Administration expenses                                                                             15,766
                                                                                              ------------------
Total deductions                                                                                      133,300
                                                                                              ------------------
Net decrease                                                                                         (652,650)

Net assets available for benefits
Beginning of the year                                                                               2,333,219
                                                                                              ------------------
End of the year                                                                               $     1,680,569
                                                                                              ==================

The accompanying notes are an integral part of the financial statements.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     NOTE 1 -- DESCRIPTION OF THE PLAN

     The following description of the First Federal of Northern Michigan ("the Company") Employees' Savings and Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General. The Plan Sponsor established the Plan effective February 1, 2005. The Plan is a defined contribution plan covering all full-time employees of the Company who have completed six months of eligibility service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions. Participating employees may make contributions on a deferred salary arrangement (pretax contributions), under Section 401(k) of the Internal Revenue Code (the "IRC"), in an amount up to 25% of pretax annual compensation, as defined in the Plan. However, the IRC places annual limits on employee contributions to the Plan; the 2008 and 2007 limits were $15,500 per participant. Participants may also make rollover contributions from conduit Individual Retirement Accounts or other tax-qualified retirement plans. Additionally, participants age 50 and older may make annual pretax catch-up contributions up to the annual limit established by the IRC; the limit was $5,000 per qualifying employee for 2008 and 2007.

     The Company makes matching contributions in an amount equal to 100% of the employees' elective deferral contributions which are not over 2% of compensation, plus 50% of the employees' elective deferral contributions which are over 2% of compensation but are not over 4% of compensation. Effective in January, 2009, the Company temporarily suspended its matching contributions to preserve liquidity as a result of the global credit crisis and its impact on the Company's operations and cash flow. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors and invested in a portfolio of investments as directed by participants. The Company made elective profit sharing contributions of $60,323 for the Plan year ended December 31, 2008.

     Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's matching and profit sharing contributions, and (b) Plan earnings. Allocations are based on participant earnings, contributions or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals and rollovers and the vested portion of employer contributions. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

     Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service. Participants are immediately vested in any profit sharing contributions.

     Participant Loans. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 or (b) one-half of the participant's vested balance, reduced by any outstanding loan balance. Loans are generally repaid through periodic payroll withholdings, are secured by the participant's account balance and bear interest at rates based on the general prime rate plus a percentage determined by the Plan administrator. If a participant fails to make a scheduled repayment, the loan will be considered in default after a certain period of time as specified in the Plan document and the participant will be deemed to have received a taxable distribution from the Plan.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     NOTE 1 -- DESCRIPTION OF THE PLAN (Continued)

     Payment of Benefits. Upon termination of service, whether due to retirement, disability or death, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments according to Internal Revenue Code Section 401(a)(9). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     Expenses. Expenses of administering the Plan, including the expenses of the Committee and the fees and expenses of the Trustee, are generally borne by the Company (see Note 5). However, brokerage and loan fees, transfer or other taxes, and certain other administrative expenses are charged against the respective fund and participant accounts and are included in the Statement of Changes in Net Assets Available for Benefits as administrative and other expenses. .

     NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting and Estimates. The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Recognition. The Plan's investments are stated at fair value, except for its stable value common collective trust fund (Principal Stable Value Fund), which is stated at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The fair value of the remaining pooled separate accounts is based on the quoted market values of the underlying investments.

     Fair values of Plan investments are based on quoted market prices. The participant loans and interest-bearing cash accounts are valued at their outstanding balances, which approximates fair value.

     The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-contribution Health and Welfare and Pension Plans, requires the statement of net assets available for benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the statement of changes in net assets available for benefits.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Forfeited Accounts. Forfeited non-vested account balances are used to either offset Plan administrative expenses or reduce employer matching contributions. Forfeitures of terminated non-vested account balances were $3,883 and $10,431 as of December 31, 2008 and 2007, respectively.
     The  2008   forfeitures   were  used  to  offset   employer contributions
     and to cover plan administrative expenses.

     Risks and Uncertainties. The Plan invests in pooled separate accounts, a common collective trust and employer common stock. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

     Payment of Benefits. Benefit payments are recorded when paid.


     NOTE 3 -- INVESTMENTS

     Investments that represent five percent or more of the Plan's net assets:

                                                                           Value at December 31,
   Investment                                                             2008                 2007
   ----------                                                       -----------------    ---------------

   Principal US Property Sep Account                                  $  125,883           $        -
   Principal International Emerging Markets                               97,445               212,614
   Principal Large Company Growth Fund                                   131,478               225,700
   Principal Lifetime 2020 Fund                                          119,777               154,754
   Principal Disciplined Large Cap Blend Fund                            142,787               230,161
   Principal Mid-Cap Stock Index Fund                                     85,491               141,316
   Principal Stable Value Fund                                           263,975               255,590
   First Federal of Northern Michigan Bancorp, Inc. Stock                 75,275               340,240


     During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $912,139, as follows:

                    Pooled separate accounts                $  (617,354)
                    Common stock                               (294,785)
                                                             ------------
                                                            $  (912,139)

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     NOTE 4 -PARTY-IN-INTEREST TRANSACTIONS

     Various administrative expenses of the Plan are borne by the Plan Sponsor. Such amounts were approximately $16,188 for the year ended December 31, 2008. In addition, the Plan invests in funds managed by affiliates of the Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company (the "Trustee") and allows for investment in shares of the Company's common stock. These transactions with the Trustee of the Plan and the Plan Sponsor qualify as party-in-interest transactions.

     NOTE 5 -- PLAN TERMINATION

     Although the Company has not expressed any intent to do so, the Plan may be terminated, in whole or in part, at any time, but only upon the condition that such action precludes any part of the assets of the Plan from being used for or diverted to purposes other than for the exclusive benefit of the participants and their beneficiaries and for the payment of expenses of the Plan. Upon termination or partial termination of the Plan or upon the complete discontinuance of contributions under the Plan, employer matching and profit sharing contributions shall become 100% vested and the assets of the Plan shall be distributed to the participants and their beneficiaries at such time and in such nondiscriminatory manner as determined by the Committee.

     NOTE 6 -- TAX STATUS OF THE PLAN

     In January, 2001, the Plan received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective August, 2000, met the requirements of Section 401 of the Code. The Plan has been amended and restated since receiving the determination letter and a new determination letter request has been filed under the IRS's new determination letter program. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related Trust continue to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code.

     Participants are not taxed, either on Company contributions to the Plan or on the earnings thereon, including appreciation, allocated to their accounts until actual distribution of such accounts. At that time, the participant is generally taxed on the total amount of the distribution.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     NOTE 7 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                           December 31,
                                                                                    2008                 2007
                                                                              -----------------    -----------------

Net assets available for benefits per the financial statements                    $1,680,569           $2,333,219
Less: adjustment from fair value to contract value for fully
  benefit-responsive investment contracts                                            (12,928)              (1,649)
                                                                              -----------------    -----------------
Net assets available for benefits per the Form 5500                               $1,667,641           $2,331,570
                                                                              =================    =================


     The following is a reconciliation of investment income per the financial statements to the Form 5500:

                                                                                                  December 31,
                                                                                                      2008
                                                                                                  ------------
    Total investment loss per the financial statements                                            $  (888,830)
    Add:  Change in adjustment from fair value to contract value for fully
      benefit-responsive investment contracts                                                         (11,279)
                                                                                                  ------------
    Total investment loss per the Form 5500                                                       $  (900,109)
                                                                                                  ============

     NOTE 8 - FAIR VALUE MEASUREMENTS

     In September 2006, the Financial Accounting Standards Board issued Financial Accounting Standard Number 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS 157 is effective for financial assets and financial liabilities for fiscal years beginning after November 15, 2007. Where the measurement objective specifically requires the use of "fair value", the Plan has adopted the provisions of SFAS 157 related to financial assets and financial liabilities as of January 1, 2008.

     SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

        Level 1: Observable inputs such as quoted prices in active markets; Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     NOTE 8 - FAIR VALUE MEASUREMENTS (Continued)

     Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in SFAS 157:

         (A) Market approach: Prices and other relevant information generated by
         market  transactions   involving  identical  or  comparable  assets  or
         liabilities;

         (B) Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost); and

         (C) Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

     The following table represents the balances of the Plan's financial assets that were measured at fair value on a recurring basis as of December 31, 2008:

                                                                                                         Valuation
                        Description                                  Amount          Input Level         Technique
------------------------------------------------------------    -----------------    -------------     --------------
                                                                (In thousands)

First Federal of Northern Michigan common stock                 75,275                 Level 1               A
Pooled Separate Accounts                                        1,082,963              Level 2               A
Cash                                                            3,854                  Level 2               A
Principal Stable Value Fund                                     263,975                Level 3             B & C
Participants' loans                                             181,405                Level 3             B & C



     The table below presents additional information about Level 3 assets measured at fair value on a recurring basis as of December 31, 2008. Both observable and unobservable inputs may be used to determine the fair value of positions that the Plan has classified within the Level 3 category.

     Reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

  Changes in Level 3 Assets Measured at Fair Value for the Year Ended            December 31,
                                             2008
                                                    Principal Stable              Loans to
                                                      Value Fund                Participants

Balance - December 31, 2007                        $      253,941               $   95,818
Realized Gains (Losses)                                       -                        -
Unrealized Gains (Losses)                                 (11,279)                     -
Purchases, sales, issuances,
   settlements - Net                                       21,313                   85,587
Net transfers in/out Level 3                                  -                         -
                                                   --------------------         -----------------
Balance - December 31, 2008                        $      263,975               $  181,405
                                                   ====================         ==================

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                           EIN 38-3206228, Plan # 003

               Schedule I - Schedule of Assets Held at End of Year
                     Form 5500 Schedule H, Part IV Line 4:

                                December 31, 2008

--------------------------------------------------------------------------------

 (a)                      (b)                                     (c)                                 (d)             (e)
                                                      Description of Investment
                                                    Including Maturity Date, Rate
                Identity of Issuer, Borrower,      of Interest, Collateral, Par or
                  Lessor, or Similar Party                  Matury Value                             Cost        Current Value
     -----------------------------------------   ------------------------------------               -------   ------------------
CASH
      The Principal                         Interest Bearing Cash - Cash Account                                  $    3,854

 POOLED SEPARATE ACCOUNTS

  *   Principal Life Insurance Company      Principal Bond and Mortgage Separate Account                  #       $   33,457
  *   Principal Life Insurance Company      Principal Disciplined Large-Cap Blend Separate Account        #          142,787
  *   Principal Life Insurance Company      Principal Lifetime Str Inc Separate Account Acct              #              140
  *   Principal Life Insurance Company      Principal Lifetime 2010 Separate Account                      #           31,771
  *   Principal Life Insurance Company      Principal Lifetime 2020 Separate Account                      #          119,777
  *   Principal Life Insurance Company      Principal Lifetime 2030 Separate Account                      #           33,290
  *   Principal Life Insurance Company      Principal Lifetime 2040 Separate Account                      #           47,010
  *   Principal Life Insurance Company      Principal Lifetime 2050 Separate Account                      #            8,502
  *   Principal Life Insurance Company      Principal Partner Large-Cap Value II Separate Account         #           34,301
  *   Principal Life Insurance Company      Principal Partner Mid-Cap Value I Separate Account            #           34,179
  *   Principal Life Insurance Company      Principal U.S. Property Separate Account                      #          125,883
  *   Principal Life Insurance Company      Principal Large-Cap Growth Separate Account                   #          131,478
  *   Principal Life Insurance Company      Principal Mid-Cap Stock Index Separate Account                #           85,491
  *   Principal Life Insurance Company      Principal Partner Mid-Cap Growth II Separate Account          #           47,296
  *   Principal Life Insurance Company      Principal Partner Small-Cap Growth II Separate Account        #           30,516
  *   Principal Life Insurance Company      Principal Small-Cap Value Separate Account                    #           41,237
  *   Principal Life Insurance Company      Principal Small-Cap Stock Index Separate Account              #           15,441
  *   Principal Life Insurance Company      Principal International Emerging Markets Separate Account     #           97,445
  *   Principal Life Insurance Company      Principal Diversified International Separate Account          #           22,962

 COMMON STOCK

  *   First Federal of Northern Michigan    Employer common stock                                         #           75,275
      Bancorp, Inc.

 COMMON COLLECTIVE TRUSTS

      Union Bond and Trust Company          Principal Stable Value Fund                                   #           263,975

 PARTICIPANT LOANS

  *   Plan Participants                     Loans to participants, interest                            $  0            181,405
                                            rates ranging from 6.00% to 9.25%                                     ----------------

                                                                                                                  $  1,607,472
                                                                                                                  ================

  *     Indicates a party-in-interest to the Plan.
  #     Cost information not required


                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       FIRST FEDERAL OF NORTHERN MICHIGAN
                                       EMPLOYEES' SAVINGS & PROFIT SHARING PLAN




Date: June 29, 2009                 By:  /s/ Amy Essex
                                         -----------------------------------
                                         Name:  Amy Essex
                                         Title: Chief  Financial  Officer,
                                                First Federal of Northern
                                                Michigan Bancorp, Inc.